Exhibit 12.1

CONVERGYS CORPORATION

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

(Amounts in millions)

	For the Nine Months Ended September 30,		Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
Earnings:

Income before income taxes, extraordinary charges and cumulative effect of change in accounting principle	$144.4	$195.0	$271.6	$244.4	$254.9	$310.2	$223.0

Adjustment for undistributed (income)/losses of partnerships	0.9	12.1	13.8	(2.8)	30.7	13.4	2.2

Interest expense	6.7	5.0	6.9	11.0	20.0	33.1	32.5

Portion of rental expense deemed interest	23.6	28.2	37.3	39.8	36.8	34.0	34.7

Total earnings	$175.6	$240.3	$329.6	$292.4	$342.4	$390.7	$292.4

Fixed Charges:

Interest expense	$6.7	$5.0	$6.9	$11.0	$20.0	$33.1	$32.5

Portion of rental expense deemed interest	23.6	28.2	37.3	39.8	36.8	34.0	34.7

Total fixed charges	$30.3	$33.2	$44.2	$50.8	$56.8	$67.1	$67.2

Preferred dividends:
Preferred dividends	—	—	—	—	—	—	—

Combined fixed charges and preferred dividends	$30.3	$33.2	$44.2	$50.8	$56.8	$67.1	$67.2

Ratio of Earnings to Fixed Charges	5.80	7.24	7.46	5.76	6.03	5.82	4.35

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	5.80	7.24	7.46	5.76	6.03	5.82	4.35